UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

VantageSouth Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92209W105
(CUSIP Number)

Piedmont Community Bank Holdings, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, NC 27612
Attention: Terry S. Earley
(919) 659-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Kenneth L. Henderson, Esq.
Tara Newell, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000

January 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Piedmont Community Bank Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
32,242,726 shares of Common Stock
8	SHARED VOTING POWER
-0-
9	SOLE DISPOSITIVE POWER
32,242,726 shares of Common Stock
10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,242,726 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒
Excludes shares beneficially owned by the executive officers and directors of Piedmont Community Bank Holdings, Inc.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.35% (1)
14	TYPE OF REPORTING PERSON
CO

(1) Based on 55,255,340 shares of outstanding Common Stock of the Company as of March 6, 2014, according to information provided to Investor by the Company.

This Amendment No. 4 to Schedule 13D amends the Schedule 13D originally filed with the Commission by Piedmont Community Bank Holdings, Inc. (“Investor”) on November 28, 2011 that was subsequently amended on (i) December 28, 2011, (ii) September 7, 2012, and (iii) March 15, 2013 (as amended, the “Schedule 13D”). Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by replacing Schedule A with the schedule attached hereto, which sets forth the name, business address, citizenship and present principal occupation or employment of the members of Investor’s Board of Directors and executive officers.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

“The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

Investor owns a total of 32,242,726 shares of Common Stock, which in the aggregate represents 58.35% of the Company’s outstanding Common Stock as of March 6, 2014. The percentage was calculated based on 55,255,340 shares of outstanding Common Stock as of March 6, 2014, according to information provided to Investor by the Company. Investor has the sole power to vote or direct the vote of such shares of Common Stock, and sole power to dispose or direct the disposition of all such shares of Common Stock.

None of the Investor nor, to the knowledge of Investor, any of its officers or directors have engaged in any transactions in shares of Common Stock in the sixty days prior to the filing of this Statement, other than as stated herein, except as set forth below:

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price	Transaction Type

J. Adam Abram(1)	1/31/2014	Acquisition	97,276	$5.14	Purchase(2)

David S. Brody(3)	1/31/2014	Acquisition	155,643	$5.14	Purchase(4)

Steven W. Jones(5)	2/3/2014	Acquisition	2,500	$5.80	Purchase(6)

(1)	Director of Investor, the Company and its wholly-owned subsidiary VantageSouth Bank
(2)	Source: Form 4 filed by Mr. Abram on January 31, 2014
(3)	Director of Investor, the Company and its wholly-owned subsidiary VantageSouth Bank
(4)	Source: Form 4 filed by Mr. Brody on January 31, 2014
(5)	Officer of Investor, the Company and its wholly-owned subsidiary VantageSouth Bank
(6)	Source: Form 4 filed by Mr. Jones on February 4, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2014

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

By:	/s/ Terry S. Earley
Name: Terry S. Earley
Title: Chief Financial Officer

SCHEDULE A

Directors

The following table sets forth the name and present principal occupation or employment of each director of Investor. The business address for each director listed below is c/o Piedmont Community Bank Holdings, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. All directors listed are United States citizens.

Name	Present Principal Occupation or Employment

J. Adam Abram
Chairman of Investor; Chairman of the Company; Chairman, Franklin Holdings (Bermuda), Ltd, Bermuda (insurance holding company); President, Chief Executive Officer and director, James River Group, Inc., Chapel Hill, NC (insurance holding company)

David S. Brody	Managing Partner, Brody Associates, Kinston, NC (real estate development company); President, The Brody Brothers Foundation, Kinston, NC (charitable organization)
Alan N. Colner	Senior Advisor to PensionsFirst Group, LLP, UK (pension risk management firm)
Scott M. Custer	Chief Executive Officer of Investor; Chief Executive Officer of the Company
Thierry Ho	Managing Director, Lightyear Capital LLC, New York, NY (private equity firm)
Steven J. Lerner	Vice Chairman of Investor; Chairman of FGI Research, Chapel Hill, NC (market research)
A. Wellford Tabor	Managing Partner, Keeneland Capital, LLC, Charlotte, NC (investment firm)
Nicolas D. Zerbib	Senior Principal, Stone Point Capital LLC, Greenwich, CT (private equity firm)

Executive Officers

The following table sets forth the name and present principal occupation or employment of each executive officer of Investor. The business address for each executive officer listed below is c/o Piedmont Community Bank Holdings, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. All executive officers listed are United States citizens.

Name	Present Principal Occupation or Employment

Scott M. Custer	See information for Mr. Custer above
Terry S. Earley	Chief Financial Officer of Investor
Steven W. Jones	Head of Sales and Market Management of Investor